Filed pursuant to Rule 425

of the Securities Act of 1933 , as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc. : 001-13111

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma issued the press release on August 19, 2015.

Horizon Pharma plc to Amend Preliminary Solicitation Statement to Include

Proposed Nominees for Depomed’s Board

Horizon Pharma Intends to Seek Election of Its Slate at Special Meeting; Horizon Pharma Nominees Feature Seven Independent Candidates Who It Believes Would Act in the Best Interests of Depomed and Its Shareholders

DUBLIN, IRELAND – August 19, 2015 – Horizon Pharma plc (NASDAQ: HZNP), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today announced that it is amending its preliminary solicitation statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on August 3, 2015, as amended, to include a proposal to elect individuals whom Horizon Pharma believes should serve as successor directors on the board of directors of Depomed, Inc. (“Depomed”), should Depomed’s current board members be removed by shareholders at a special meeting.

Timothy P. Walbert, chairman, president and chief executive officer, Horizon Pharma plc, commented, “We firmly believe that Depomed shareholders have a right to consider the highly attractive proposal we have made. However, given the board’s behavior and entrenchment, we feel strongly that the board as currently constituted does not provide assurance that the interests of Depomed shareholders are being sufficiently taken into account. Depomed shareholders deserve to have a board that is committed to solely acting in their best interests.

“Our nominees are independent and experienced executives, who bring valuable and distinct expertise. We are confident that they would consider our proposal, which includes a 60 percent premium to Depomed’s unaffected price and significant upside potential in the new combined company, in an independent manner and consistent with their fiduciary duties under the law,” Mr. Walbert concluded.

About the Nominees

Horizon Pharma plc is proposing the following seven independent nominees for election to Depomed’s board of directors:

Robert M. Daines

Mr. Daines is currently the Pritzker Professor of Law and Business and co-director of the Rock Center for Corporate Governance at Stanford Law School. He teaches corporate law, corporate governance, mergers and acquisitions, corporate finance, and the law and economics of complex transactions.

Mr. Daines is a former member of the NASDAQ Stock Market Review Council. He is also the former chair of the Corporate and Securities Law Section of the American Law and Economics Association and the former chair of the Law and Economics Section of the Association of American Law Schools.

Mr. Daines has a juris doctorate from Yale Law School, a bachelor’s degree in economics and a bachelor’s degree in American Studies from Brigham Young University. Mr. Daines’ extensive knowledge of corporate law and corporate governance qualifies him to serve on the board.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Elizabeth M. Greetham

Ms. Greetham is currently a member of the research and advisory group and strategic advisor to the president of The Place2Be, a UK charity which provides mental and emotional support to school children. Ms. Greetham was the chairman and chief executive officer of Drug Abuse Sciences, Inc., a privately-held biotechnology company dedicated to developing and marketing therapies for alcohol and drug abusers, from March 1999 to October 2003.

Ms. Greetham has also served on the boards of Guilford Pharmaceuticals Inc., a bioscience company that is now part of publicly-traded Eisai Co., Ltd., Stressgen Biotechnologies Corporation, a biopharmaceutical company that became part of Akela Pharma Inc. and Enzo Biochem, Inc., Pathogenesis Corporation, a chronic infectious diseases drug company that is now part of publicly-traded Novartis International AG, Sangstat Medical Corporation, a global biotechnology company that is now part of publicly-traded Sanofi S.A., Ligand Pharmaceuticals Incorporated, a publicly-traded pharmaceutical company and King Pharmaceuticals, Inc., a pharmaceutical company that is now part of publicly-traded Pfizer Inc.

Ms. Greetham earned a master’s degree in economics from the University of Edinburgh, Scotland. Ms. Greetham is qualified to serve on the board on the basis of her 30 years of experience in the pharmaceutical and biotechnology industries and her financial expertise. Ms. Greetham qualifies as an audit committee financial expert.

Jack Kaye

Prior to his retirement in 2006, Mr. Kaye was an audit partner at Deloitte LLP, an international accounting, tax and consulting firm, for 26 years. At Deloitte LLP, he was responsible for serving a diverse client base of public and private, global and domestic, companies in a variety of industries. Mr. Kaye has extensive experience consulting with clients on accounting and reporting matters, private and public debt financings, SEC rules and regulations and corporate governance/Sarbanes-Oxley issues.

Mr. Kaye is the current chairman of the audit committee of Keryx Biopharmaceuticals, Inc., a publicly-traded biopharmaceuticals company, and Dyadic International, Inc., a publicly-traded biotechnology company, positions he has held since 2006 and 2015, respectively. He is also a member of the nominating and governance and compensation committees of these companies.

Mr. Kaye has a bachelor’s degree in business administration from Baruch College and is a Certified Public Accountant. Mr. Kaye is qualified to serve on the board on the basis of Mr. Kaye’s financial and accounting expertise and years of executive leadership in the biopharmaceutical industry. Mr. Kaye also qualifies as an audit committee financial expert.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Steven A. Lisi

Mr. Lisi served as senior vice president of business and corporate development of Flamel Technologies S.A., a publicly-traded specialty pharmaceutical company, from 2012 to 2015. From 2007 to 2012, Mr. Lisi was a partner at Deerfield Management, a global healthcare focused hedge fund.

Mr. Lisi is the co-founder of MICO Innovations, LLC, a privately-held novel bare metal stent company, and has been the chairman since 2006. He is also a director and member of the audit committee and finance committee of Trio Health, a privately-held healthcare IT company, since 2015.

Mr. Lisi has a bachelor’s degree in economics from State University of New York at Albany and a master’s degree in international business from Pepperdine University. Mr. Lisi qualifies to serve on the board on the basis of his leadership experience in the healthcare industry and his financial expertise. Mr. Lisi qualifies as an audit committee financial expert.

Charles M. Fleischman

Mr. Fleischman has served as an Advanced Leadership Fellow at the Harvard Advanced Leadership Initiative since 2015. Mr. Fleischman held multiple positions at Digene Corporation, a biotechnology medical device company that is now part of publicly-traded Qiagen N.V., from 1990 to 2006, including president, chief financial officer, chief operating officer and a director.

Mr. Fleischman served as director of Cord Blood Registry, a newborn stem cell company that is now part of publicly-traded AMAG Pharmaceuticals, Inc., from 2012 to 2015. He served as director of Assurex Health, Inc., a privately-held personalized medicine company that specializes in pharmacogenomics, from 2014 to 2015. Mr. Fleischman also served as director of One Lambda, Inc., a developer and distributer of a line of histocompatibility typing and antibody detection products, laboratory instrumentation and computer software that is now part of publicly-traded Thermo Fisher Scientific Inc., from 2009 to 2012. Mr. Fleischman also served as a director of Dako A/S, a global leader in tissue-based cancer diagnostics that is now part of publicly-traded Agilent Technologies Inc., from 2007 to 2009.

Mr. Fleischman has a bachelor’s degree in History from Harvard College and obtained his master’s of business administration degree from the Wharton Graduate School of the University of Pennsylvania. Mr. Fleischman is qualified to serve on the board based on his leadership experience in the pharmaceutical and medical technology industry. Mr. Fleischman qualifies as an audit committee financial expert.

Steven J. Shulman

Since 2008, Mr. Shulman has served as managing partner of Shulman Family Ventures, a private equity firm. Mr. Shulman served as an operating partner at Water Street Health Partners, a healthcare-focused private equity firm, from 2008 until March 2015.

He currently serves as chairman of Accretive Health, Inc., a publicly-traded service and technology provider to healthcare providers, and CareCentrix, Inc., a privately-held at-home healthcare provider, positions he has held since 2014 and 2008, respectively. Mr. Shulman currently serves as a director of Healthmarkets, Inc., a publicly-traded technology-enabled health insurance marketplace, Quantum Health, Inc., a privately-held healthcare coordination and consumer navigation company, MedImpact Healthcare Systems, Inc., a privately-held pharmacy benefit manager and Facet Technologies, LLC, a privately-held microsampling sharps products provider, positions he has held since 2006, 2013, 2013 and 2011, respectively.

Mr. Shulman has a bachelor’s degree in economics and a master’s degree in health services administration from the State University of New York at Stony Brook. He also completed the advanced management program at Stanford University Graduate School of Business. Mr. Shulman’s experience in private equity investment, his experience as an operating partner for a healthcare private equity firm and his experience as chief executive of several large organizations in the healthcare industry, as well as his financial expertise, qualifies him to serve on the board.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Ralph H. “Randy” Thurman

Mr. Thurman has served as a private equity senior advisor and operating executive since 2008. He is currently a member of the executive investment council of Levitt Equity Partners and Senior Advisor for BC Partners, both private equity firms.

From July 2008 to October 2011, Mr. Thurman served as a director of CardioNet, Inc., a publicly-traded global medical technology company focused on diagnosing and monitoring cardiac arrhythmias, where he also served as executive chairman from July 2008 to January 2009, as president and chief executive officer from February 2009 to June 2010 and as chairman from June 2009 until his resignation from the board of directors in October 2011. From 2000 to 2007, he was a Founder, chairman and chief executive officer of VIASYS Healthcare Inc., a privately-held healthcare technology company. From 2001 to 2006, Mr. Thurman was lead director of Valeant Pharmaceuticals International, a publicly-traded global pharmaceutical company.

Mr. Thurman received a bachelor’s degree in economics from Virginia Polytechnic Institute and a master’s degree in management from Webster University. Mr. Thurman is qualified to serve as a director of the Company on the basis of his valuable financial and corporate governance expertise. Mr. Thurman qualifies as an audit committee financial expert.

Neither the calling of a special meeting nor the approval by Depomed shareholders of any of the proposals at the special meeting, including the proposal to remove Depomed’s current directors, would ensure that Depomed pursues or consummates the acquisition proposal that Horizon has made or any other business combination with Horizon.

About Horizon Pharma plc (“Horizon Pharma”)

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. Horizon Pharma markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s non-binding offer to Depomed, and potential strategic and financial benefits thereof, and solicitation of Depomed’s shareholders to call the special shareholders meeting to consider the proposals described in the Special Meeting Solicitation Statement (as defined below), the potential actions of Horizon Pharma’s nominees to serve on Depomed’s board of directors and other statements that are not historical facts. These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to Horizon Pharma’s and Depomed’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities. This communication relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call the special shareholders meeting to consider the principal proposals described in the Special Meeting Solicitation Statement and a proposal which Horizon Pharma has made for a business combination transaction with Depomed. On August 3, 2015, Horizon Pharma filed a preliminary solicitation statement and accompanying WHITE proxy card with the SEC with respect to the solicitation of proxies to call a special meeting of shareholders (including any amendments and supplements, the “Special Meeting Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more amendments to the Special Meeting Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meeting, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC in connection with the proposed transaction. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meeting or any registration statement, prospectus, proxy statement or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETING SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE PROXY CARD AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETING AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETING AND THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meeting Solicitation Statement and these other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the request to call the special shareholders meeting and in connection with the proposed transaction. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and the Horizon Pharma nominees in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meeting Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meeting and the proposed transaction. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meeting Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meeting and the proposed transaction. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meeting Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland